Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

 (905) 286-3000

BIOVAIL ANNOUNCES THAT A SECOND PROXY ADVISORY FIRM RECOMMENDS SHAREHOLDERS VOTE FOR BIOVAIL’S DIRECTOR NOMINEES

PROXY Governance, Inc. Notes Shareholders Should Question Eugene Melnyk’s Plan Since he is “Deeply Tainted By the Legal and Regulatory Issues Which Appear to Have Driven Much of the Company’s Recent Decline”

Independent Advisor Notes Current Board Has “Demonstrated a Willingness to Make Hard Choices in Pursuit of Shareholder Interests”

TORONTO – June 18, 2008 – Biovail Corporation (NYSE: BVF) (TSX: BVF) today announced that PROXY Governance, Inc., a leading independent proxy advisory firm, recommends that Biovail shareholders vote FOR the Company’s slate of director nominees at the upcoming Annual Meeting of Shareholders on June 25, 2008.

PROXY Governance is the second leading independent proxy voting and corporate governance advisory firm to recommend in favor of Biovail’s director nominees.  On June 14, 2008, Biovail announced that RiskMetrics Group (formerly Institutional Shareholder Services or “ISS”) recommended that Biovail shareholders vote FOR all the Company’s director nominees.

In recommending that Biovail shareholders vote FOR Biovail’s director nominees, PROXY Governance states*:

•                  “Despite the boldfaced, underlined disclaimer at the start of the dissident proxy circular emphasizing that ‘Mr. Melnyk is NOT personally seeking election’ – or, perhaps, precisely because the dissidents so clearly felt a disclaimer was a crucial opening move – shareholders should question the credibility of a recovery plan, nominally founded on ‘excellence in corporate governance… and a commitment to shareholder value,’ which was devised by individuals so deeply tainted by the legal and regulatory issues which appear to have driven much of the company’s recent decline.”

•                  “Their well-honed epithets aside, the dissidents provide little evidence that the current board mismanaged the company. The product pipeline may have atrophied, and share prices have certainly declined, since Melnyk stepped down as CEO in 2004 – but Melnyk, who remained executive chairman for several more years, bears considerable responsibility for that atrophy and decline.”

•                  “We recommend shareholders elect the management slate of directors because we believe that the board has re-established its credibility, in the year since founder and chairman Melnyk’s departure, by driving resolution of the company’s myriad legal and regulatory issues and making other hard choices in pursuit of shareholder interests, and deserves additional latitude in its efforts to revitalize the company.”

“We are pleased that PROXY Governance has joined RiskMetrics in supporting Biovail’s director nominees,” said Dr. Douglas Squires, Chairman of the Board of Directors.  “Biovail’s nominees are committed to enhancing value for all Biovail shareholders through the execution of the Company’s New Strategic Focus, and we are pleased that PROXY Governance recognizes this.  We remind all shareholders that every vote is important and urge them to vote FOR Biovail’s highly qualified Board nominees on the BLUE proxy card. Their vote can keep Biovail moving forward, and prevent Eugene Melnyk from pushing Biovail backward to a company dominated by a single dissident shareholder with an ill-considered and outdated strategy.”

The analyses and recommendations of PROXY Governance and RiskMetrics are relied upon by many major institutional, investment firms, mutual funds and fiduciaries throughout North America.

*Permission to use quotations from the PROXY Governance report was neither sought nor obtained.

Biovail Shareholders: The Proxy to Vote is Blue

Your vote is important, regardless of how many shares you own. Submit your BLUE proxy today in favour of the election of the slate of director nominees set out in the Management Proxy Circular and BLUE proxy.

Voting is a quick and simple process. To be sure your vote is counted completed BLUE proxies must be received by 10:00 a.m. on June 23, 2008. Due to the limited time available, we recommend voting by internet, telephone or fax today or no later than 24 hours before the deadline.

Shareholders with questions or needing assistance in voting their BLUE proxy are encouraged to call Biovail’s Proxy Solicitation Agent, Georgeson at:

North American Toll-Free: 1-866-676-3028

Bank and Broker and collect calls accepted: 1 -212-440- 9800

Even if you have already voted using the dissident proxy, you have every right to change your vote simply by executing the BLUE form of proxy: It is the later-dated proxy that will be counted.

Please discard any proxy or related materials you may have received from the Dissidents and vote using only the control number on the BLUE form of proxy.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the Company’s objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s New Strategic Focus, including the Company’s intention and ability to implement and effectively execute elements of its New Strategic Focus and  the anticipated impact of the Company’s New Strategic Focus, and can generally be identified by the use of words such as “targets”, “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the election of Biovail’s slate of directors at its upcoming shareholders meeting, the efficiency of the Company’s infrastructure and cost rationalization, prescription trends, pricing and reimbursement in the therapeutic area of focus the Company selects, timelines associated with the development of, and receipt of regulatory approval for, the Company’s products, the competitive landscape in the markets in which the Company competes, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, fluctuations in operating results, the availability of capital and satisfaction of applicable laws for dividend payments, the market liquidity of Biovail common shares and the satisfaction of applicable laws relating to the acquisition by the Company of its common shares, the proxy contest in connection with the election of the board of directors at the upcoming shareholders meeting and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.